Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

June 20, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

Re:	Riviera Holdings Corporation Definitive Proxy Statement on Schedule 14A Filed April 4, 2008 File No.000-21430

Ladies and Gentlemen:

The undersigned, Riviera Holdings Corporation (the “Company”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RIVIERA HOLDINGS CORPORATION

By:	/s/ Tullio J. Marchionne
Tullio J. Marchionne
Secretary and General Counsel